April 29, 2005

via U.S. mail and facsimile

Charles F. Willis, IV, Chief Executive Officer, President
Willis Lease Finance Corporation
2320 Marinship Way, Suite 300
Sausalito, CA  94965

	RE:	Form 10-K for the fiscal year ended December 31, 2004
			File No. 1-15369


Dear Mr. Willis:

      We have reviewed your response letter dated April 28, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources, page 14
2. We have read your response to our comment 4 and request that you add to your revised disclosure your discussion in the first paragraph of your response to us.
3. We have read your response to our comment 6. Please include this information in your liquidity discussion in your future filings.

Financial Statements

Consolidated Statements of Income, page 32
4. We have read your response to our comment 12. We do not dispute the fact that the $4.1 million gain relating to your debt extinguishment should be reported as a component of income from continuing operations. However, it is still unclear to us how you determined this should be classified as revenue, when interest payments relating to this debt were classified as debt expense. Please clarify. If after considering the above, you now believe that the gain should be presented in the same section of your statement of income as your interest and finance costs, please amend your statements of income and all related disclosures accordingly and revise your presentation of similar gains and losses in other periods as well. Please also ensure that you include a footnote that describes the reclassification. Please include a similar discussion in your selected financial data section.

(1) Organization and Summary of Significant Accounting Policies

(k) Cash and Cash Equivalents, page 37
5. We read your response to our comment 13. Based on your response, the terms and conditions in your credit agreements regarding restrictions as to the use of the maintenance reserve payments and lease security deposits are unclear to us. Please clarify for us these restrictions. In doing so, please tell us how you determined it is appropriate to classify these payments and deposits as cash and cash equivalents despite the restrictions. We understand from your response that the cash is invested in operating and short-term money market accounts. Please also include in your response the time period in which these reserve payments and deposits are used over the term of the customer`s lease from the time the monies are received from the customer. Finally, please expand your disclosure to clarify what you refer to in your disclosure as other things that you are able to utilize these funds for. Refer to paragraphs 7-10 of SFAS 95; Article 5-02.1 of Regulation S-X; and Chapter 3A, paragraph 6 of
ARB 43.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.




      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 824-
5578
or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief

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Mr. Charles F. Willis, IV
April 29, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE